Fact Sheet for Term Sheet No. 1618BK Filed Pursuant to Rule 433 Registration Statement No. 333-162195 Dated: September 17, 2012
Phoenix Autocallable Securities Linked to the Performance of Brent Crude Futures Contracts due October 2, 2013
Automatic call equal to or above initial price, contingent coupon, full downside exposure below the threshold price

General

The securities are linked to the performance of the nearby month's brent crude futures contracts and may pay a Contingent Coupon on a quarterly basis at a rate of 15.00% per annum. The Issuer will pay you a quarterly Contingent Coupon plus any previously unpaid Contingent Coupon on a Coupon Payment Date only if the Closing Price of the Reference Underlying on the applicable Observation Date is equal to or greater than the Coupon Barrier, which is equal to 80.00% of the Initial Price. The securities will be automatically called if the Closing Price of the Reference Underlying on any Observation Date is equal to or greater than the Initial Price. The securities will cease to be outstanding following an Automatic Call and no Contingent Coupon will be payable following the Call Settlement Date. If the securities are automatically called, you will receive on the applicable Call Settlement Date your initial investment *plus* the Contingent Coupon otherwise due on such date and any previously unpaid Contingent Coupon. However, investors should be willing to lose a significant portion or all of their initial investment if the securities are not automatically called and the Final Price is less than the Threshold Price, which is equal to 80.00% of the Initial Price. Any payment on the securities, including the Contingent Coupon payments and payment upon an Automatic Call or at maturity, is subject to the credit of the Issuer.

Note Characteristics

- Receive the applicable Contingent Coupon plus any previously unpaid Contingent Coupon if the Reference Underlying on any Observation Date is equal to or greater than the Coupon Barrier.

Risk Considerations

- Appreciation potential limited to the Face Amount plus Contingent Coupons regardless of appreciation in the Reference Underlying.
- Potential early exit as a result of the Automatic Call feature.
- You will lose a significant portion or all of your investment if the securities are not automatically called and the Final Price is less than the Threshold Price.
- Any payment on the securities is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your securities to maturity.
- Additional risk factors can be found on the last two pages of this fact sheet.

Contingent Coupon Payment

First Observation Date: Is Closing Price ≥ Coupon Barrier?
Yes, Contingent Coupon
$37.50 on the first Coupon Payment Date
Second Observation Date: Is Closing Price ≥ Coupon Barrier?
Yes, Contingent Coupon
$37.50 on the second Coupon Payment Date
Third Observation Date: Is Closing Price ≥ Coupon Barrier?
Yes, Contingent Coupon
$37.50 on the third Coupon Payment Date
Final Observation Date: Is Closing Price ≥ Coupon Barrier?
Yes, Contingent Coupon
$37.50 on the last Coupon Payment Date (maturity date)
No
See Calculating the Payment at Maturity on the following page

Summary of Indicative Terms

CUSIP:	2515A1NV9
Issuer:	Deutsche Bank AG, London Branch
Maturity/Tenor:	Approximately 12 months
Reference Underlying	The nearby month's brent crude futures contract traded on the Intercontinental Exchange ("ICE") (Bloomberg: CO1 <Comdty>)
Face Amount:	$1,000 per note
Contingent Coupon:	• If the Closing Price of the Reference Underlying on any Observation Date is equal to or greater than the Coupon Barrier, Deutsche Bank AG will pay you the Contingent Coupon applicable to such Observation Date plus any previously unpaid Contingent Coupon from any previous Observation Date on the related Coupon Payment Date. • If the Closing Price of the Reference Underlying on any Observation Date is less than the Coupon Barrier, the Contingent Coupon applicable to such Observation Date will not be payable and Deutsche Bank AG will not make any payment to you on the related Coupon Payment Date. If the Closing Price of the Reference Underlying on each of the Observation Dates is less than the Coupon Barrier, you will not receive any Contingent Coupon on the securities. The Contingent Coupon will be a fixed amount based upon equal quarterly installments accrued at the Coupon Rate of 15.00% per annum, or $37.50 per $1,000 Face Amount for each Coupon Payment.
Coupon Barrier:	80.00% of the Initial Price
Observation Dates	December 21, 2012, March 21, 2013, June 21, 2013 and September 27, 2013
Coupon Payment Dates	The third business day following the applicable Observation Date. For the final Observation Date, the Coupon Payment Date will be the Maturity Date.
Automatic Call:	The securities will be automatically called if the Closing Price of the Reference Underlying on any Observation Date is equal to or greater than the Initial Price. If the securities are automatically called, you will be entitled to receive a cash payment per security on the related Call Settlement Date equal to $1,000 plus any Contingent Coupon otherwise due on such date and any previously unpaid Contingent Coupon from any previous Observation Date. No Contingent Coupon will be payable following the Call Settlement Date.
Call Settlement Date:	The third business day following the applicable Observation Date. For the final Observation Date, the Call Settlement Date will be the Maturity Date.
Payment at Maturity:	• If the Final Price is equal to or greater than the Threshold Price: $1,000 plus any Contingent Coupon otherwise due on such date and any unpaid Contingent Coupon from any previous Observation Date • If the Final Price is less than the Threshold Price: $1,000 + ($1,000 x the Reference Underlying Return)
Reference Underlying Return:	$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Threshold Price:	80.00% of the Initial Price
Initial Price:	The Closing Price of the Reference Underlying on the Trade Date, determined by reference to the November 2012 brent crude futures contract.
Final Price:	The Closing Price of the Reference Underlying on the Final Valuation Date, determined by reference to the November 2013 brent crude futures contract.
Closing Price:	On any scheduled trading day, the official settlement price per barrel of Brent Blend Crude Oil on ICE of the futures contract to expire in the applicable nearby month, stated in U.S. dollars, as made public by ICE (Bloomberg: CO1 <Comdty>).
Trade Date:	September 21, 2012
Settlement Date:	September 26, 2012
Final Valuation Date:	September 27, 2013
Maturity Date:	October 2, 2013
Calculation Agent:	Deutsche Bank AG, London Branch
Fees and Commissions:	JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the securities and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of securities, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1618BK.

For more information regarding this offering, please refer to the term sheet No. 1618BK on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010312004812/dp32903_fwp-1618bk.htm

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

For every $1,000 Face Amount of securities, investors will receive at maturity an amount based on the Reference Underlying Return, determined as follows. Any payment on the securities is subject to the credit of the Issuer.

Hypothetical Payment Upon an Automatic Call

If the securities are called on an Observation Date, the investor will receive a cash payment per security on the related Call Settlement Date equal to $1,000 per Face Amount of securities plus any Contingent Coupon otherwise due on such date. No Contingent Coupon will be payable following the Call Settlement Date.

Observation Date	Expected Call Settlement Date	Payment upon an Automatic Call (excluding Contingent Coupon)
December 21, 2012	December 28, 2012	$1,000.00
March 21, 2013	March 26, 2012	$1,000.00
June 21, 2013	June 26, 2013	$1,000.00
September 27, 2013 (Final Valuation Date)	October 2, 2013 (Maturity Date)	$1,000.00

Hypothetical Payment at Maturity
The hypothetical returns set forth below assume $1,000 of Face Amount of securities, a Coupon Barrier and Threshold Price of 80.00% of the Initial Price and that the securities are not automatically called.
Reference Underlying Return	Payment at Maturity (excluding Contingent Coupon)	Return on the Securities at Maturity (excluding Contingent Coupons)
100.00%	N/A	N/A
80.00%	N/A	N/A
40.00%	N/A	N/A
20.00%	N/A	N/A
10.00%	N/A	N/A
0.00%	N/A	N/A
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-60.00%	$400.00	-60.00%
-80.00%	$200.00	-80.00%
-100.00%	$0.00	-100.00%

Selected Risk Factors

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS – If the securities are not automatically called, you will receive your initial investment at maturity so long as the Closing Price of the Reference Underlying on the Final Valuation Date is greater than or equal to the Threshold Price. However, if the Closing Price of the Reference Underlying on the Final Valuation Date is less than the Threshold Price, you will lose 1.00% of the Face Amount for every 1.00% the Final Price of the Reference Underlying is below the Initial Price. Accordingly, under these circumstances, you will lose a significant portion or all of your initial investment in the securities.

YOUR RETURN ON THE SECURITIES IS LIMITED TO THE FACE AMOUNT PLUS COUPONS REGARDLESS OF ANY APPRECIATION IN THE REFERENCE UNDERLYING — The securities will not pay more than the Face Amount, plus any accrued and unpaid Contingent Coupon, at maturity or upon an Automatic Call. You will not participate in the appreciation of the Reference Underlying even if the Final Price of the Reference Underlying is greater than or equal to the Initial Price. The maximum payment upon an Automatic Call or Payment at Maturity will be $1,000 per Face Amount (excluding Contingent Coupon payments), regardless of any appreciation of the Reference Underlying, which may be significant.

YOU MAY NOT RECEIVE ANY CONTINGENT COUPON ON THE SECURITIES — If the Closing Price of the Reference Underlying on an Observation Date is less than the Coupon Barrier, you will not receive any Contingent Coupon otherwise due or any previously unpaid Contingent Coupon on the related Coupon Payment Date. If the Contingent Coupon is not paid on any Coupon Payment Date because the Closing Price of the Reference Underlying on the related Observation Date is less than the Coupon Barrier, you will not receive such unpaid Contingent Coupon if the Closing Price of the Reference Underlying on each subsequent Observation Date is less than the Coupon Barrier. If the Closing Price of the Reference Underlying on each Observation Date is less than the Coupon Barrier, you will not receive any Contingent Coupon for the entire term of the securities.

REINVESTMENT RISK — If your securities are called early, the term of the securities may be reduced to as short as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the Maturity Date.

CREDIT RISK — The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.

COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES, WHICH MAY RESULT IN A HEDGING DISRUPTION EVENT AND A LOSS ON YOUR INVESTMENT —Commodity futures contracts such as the Reference Underlying are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the securities and affect the value of the Reference Underlying.

SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE AND MAY NOT CORRELATE WITH THE PRICES OF COMMODITIES GENERALLY — The Contingent Coupon payments and the Payment at Maturity or payment upon an Automatic Call on the securities are linked exclusively to the price of brent crude futures contracts and not to a diverse basket of commodities or a broad-based commodity index. The price of brent crude futures contracts may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the securities are linked to the futures contract of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of futures contracts of multiple commodities or a broad-based commodity index.

THE SECURITIES OFFER EXPOSURE TO FUTURES CONTRACTS AND NOT DIRECT EXPOSURE TO PHYSICAL COMMODITIES — The securities offer investors exposure to the price of ICE-traded brent crude futures contracts and not to the price of brent crude oil. The price of a commodity futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. Accordingly, the securities may underperform a similar investment that reflects the return on the physical commodity.

INVESTING IN THE SECURITIES IS NOT THE SAME AS INVESTING IN THE REFERENCE UNDERLYING OR OTHER RELATED CONTRACTS — The Contingent Coupon payments and the Payment at Maturity or payment upon an Automatic Call on the securities are based on the Closing Price of the Reference Underlying on the Observation Dates. The return on your securities may not reflect the return you would realize if you directly invested in the Reference Underlying, or any exchange-traded or over-the-counter instruments based on the Reference Underlying. You will not have any rights that holders of such commodity or instruments have.

PRICES OF COMMODITIES AND COMMODITY FUTURES CONTRACTS ARE HIGHLY VOLATILE AND MAY CHANGE UNPREDICTABLY — Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. It is possible that lower prices or increased volatility of commodities will adversely affect the performance of Reference Underlying and, as a result, the market value of the securities.

CHANGES IN SUPPLY AND DEMAND IN THE MARKET FOR BRENT CRUDE FUTURES CONTRACTS MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES — The securities are linked to the performance of futures contracts on an underlying physical commodity, brent crude oil. Futures contracts are legally binding agreements for the buying or selling of a certain commodity at a fixed price for physical settlement on a future date. Commodity futures contract prices are subject to similar types of pricing volatility patterns as may affect the specific commodities underlying the futures contracts, as well as additional trading volatility factors that may impact futures markets generally. Moreover, changes in the supply and demand for commodities, and futures contracts for the purchase and delivery of particular commodities, may lead to differentiated pricing patterns in the market for futures contracts over time. For example, a futures contract scheduled to expire in a nearby month may experience more severe pricing pressure or greater price volatility than the corresponding futures contract scheduled to expire in a later month. Because the Initial Price and the Closing Price on each Observation Date will be determined by reference to the applicable nearby month's futures contract specified herein, the value of the securities may be less than would otherwise be the case if the Initial Price and the Closing Price on each Observation Date would be determined by reference to the corresponding futures contract scheduled to expire in a more favorable month for pricing purposes.

SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN COMMODITIES AND RELATED FUTURES MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES — The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These circumstances could adversely affect the price of the Reference Underlying and, therefore, the value of the securities.

THE SECURITIES MAY BE SUBJECT TO CERTAIN RISKS SPECIFIC TO BRENT CRUDE OIL AS A COMMODITY — Brent crude oil is an energy-related commodity. Consequently, in addition to factors affecting commodities generally, the securities may be subject to a number of additional factors specific to energy-related commodities that might cause price volatility. These factors interrelate in complex ways, and the effect of one factor on the price of the Reference Underlying, and the market value of the securities linked to the Reference Underlying, may offset or enhance the effect of another factor.

FUTURES CONTRACTS ON BRENT CRUDE OIL ARE THE BENCHMARK CRUDE OIL CONTRACTS IN EUROPEAN AND ASIAN MARKETS —Because futures contracts on brent crude oil are the benchmark crude oil contracts in European and Asian markets, the Reference Underlying will be affected by economic conditions in Europe and Asia. A decline in economic activity in Europe or Asia could result in decreased demand for crude oil and for futures contracts on crude oil, which could adversely affect the value of the Reference Underlying and, therefore, the securities.

THERE ARE CERTAIN RISKS RELATING TO THE PRICE OF THE REFERENCE UNDERLYING, AS DETERMINED BY REFERENCE TO THE OFFICIAL SETTLEMENT PRICE OF THE REFERENCE UNDERLYING AS DETERMINED BY ICE — The Reference Underlying is traded on ICE. The price of the Reference Underlying will be determined by reference to the official settlement price per barrel of Brent Blend Crude Oil on ICE of the nearby month’s futures contract, stated in U.S. dollars, as made public by ICE. Investments in securities linked to the value of commodity futures contracts that are traded on non-U.S. exchanges, such as ICE, involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

A DECISION BY ICE TO INCREASE MARGIN REQUIREMENTS FOR BRENT CRUDE FUTURES CONTRACTS MAY AFFECT THE PRICE OF THE REFERENCE UNDERLYING — If ICE increases the amount of collateral required to be posted to hold positions in the Reference Underlying (i.e. the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the price of the Reference Underlying to decline significantly.

PAST PERFORMANCE OF THE REFERENCE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Reference Underlying may bear little relation to the historical prices of the Reference Underlying. We cannot predict the future performance of the Reference Underlying or whether the performance of the Reference Underlying will result in any return of your investment.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your securities to maturity.

LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES – While we expect that, generally, the price of the Reference Underlying will affect the value of the securities more than any other single factor, the value of the securities will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE COMMODITIES AND COMMODITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions.   In addition, we or one or more of our affiliates expect to hedge our commodity exposure from the securities by entering into commodity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the price of the Reference Underlying and make it less likely that you will receive a positive return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the securities declines.  We or our affiliates may also engage in trading in instruments linked to the Reference Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the price of the Reference Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities.  Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the securities.

WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND  ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE REFERENCE UNDERLYING TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES — We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the securities. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Reference Underlying to which the securities are linked.

POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCERTAIN – We intend to treat the securities for U.S. federal income tax purposes as prepaid financial contracts that are not debt, with associated contingent coupons that constitute ordinary income and that, when paid to a non-U.S. holder, are subject to 30% (or lower treaty rate) withholding. However, there is substantial uncertainty regarding the tax treatment of the securities. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities could be materially affected. In addition, Treasury and the IRS have released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially affect the tax consequences of an investment in the securities, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1618BK, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1618BK and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.